MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1 - Reporting Issuer

Clifton Star Resources Inc. ("Clifton")

217-1040 Belvédère Avenue

Québec, Québec

G1S 3G3

Item 2 - Date of Material Change

January 15, 2013.

Item 3 - Press Release

A press release was issued on January 15, 2013 through Marketwire. A copy of the press release is attached hereto and was filed with regulatory authorities in the Provinces of British Columbia and Alberta.

Item 4 - Summary of Material Change

Clifton announced it has received the results of a positive Preliminary Economic Assessment Study (the “PEA”) on the Duparquet Project.

Item 5 - Full Description of Material Change

Clifton announced it has received the results of a positive PEA on the Duparquet Project. The PEA was prepared by InnoveExplo with contributions from Bateman Engineering (Bateman), Stavibel, a subsidiary of SNC-Lavalin, Dreisinger Consulting, and P.J. Lafleur GeoConseil, in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 ("NI 43-101"). The complete study will be filed on the Corporation’s website and on SEDAR within 45 days of the January 15, 2013 press release.

The PEA was prepared as an open pit mining project relating solely to the mineral resources located on the Duparquet Property, situated in north-western Quebec, 50 kilometres by road to the north of the mining town of Rouyn-Noranda. The pre-production capital costs and sustaining costs for the Duparquet Project are estimated, respectively, at $370 million and $144 million, excluding $22.6 million for closure costs. The average operating cash cost is estimated at US$726 per ounce of gold.

The financial analysis, using a gold price of US$1,472 per ounce, indicates a pre-tax net present value ("NPV") (using a 5 % discount rate) of $382 million, with a pre-tax internal rate of return ("IRR") of 19.5% and a payback period of 4.2 years. Sensitivity analysis indicates a pre-tax NPV (5% discount rate) of $621 million, with an IRR of 27.6%, and a payback period of 2.95 years at a gold price of US$1,700 per ounce.

A new NI 43-101 resource estimate was prepared for the PEA by InnovExplo (see hereafter), and was used to develop an open-pit mining plan resulting in 1.67 million ounces of gold. The mine plan was designed for a nominal 8,000 tonne-per-day operation, with an average stripping ratio of 5.52 and a life of mine (LOM) of 16 years. Average yearly gold production for the first 5 years is 144,800 ounces, and the first 10 years average is 132,200 ounces. For the LOM a yearly average of 104,400 gold ounces is predicted.

All mineralized material classified as Measured and Indicated (71%) and Inferred (29%) Mineral Resources was considered in the optimization and mine plan. The PEA is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the PEA will be realized.

PEA -Highlights & Assumptions (All $ are Canadian except when indicated)

Gold Price (US$/ounce): 3 year trailing average	1,472
Foreign exchange rate (C$/US$): 3 year trailing average.	1.01: 1.00
In-pit and Tailing Resources (Million ounces, all categories)	1.79
Mine plan tonnage (16 year, LOM) : 41.6 Million tonnes
Mine plan Tonnage & grade (grams/tonne) ROM: 19.3Mt Stockpiles: 18.2Mt Tailings: 4.1Mt	1.88 g/t 0.86 g/t 0.94 g/t
Strip ratio (Waste: Ore)	5.52 : 1
Nominal daily production rate (tonnes)	8,000
Estimated overall gold recovery (%)	93.2%
Total recovered gold (Million ounces)	1.67
Pre-production period, post permitting (years)	2
Mine life (years)	16
Average annual gold production (ounces): LOM = 16 years : 104,400 ROM (Average first 5 years): 144,800 ROM (Average first 10 years): 132,200 Milling Stockpiles and Tailings (last 6 years): 58,100

Pre-production capital ($ Million)	370.3
Sustaining capital (excluding 22.6 million for closure costs) ($ Million)	144.7
Cost per tonne of rock milled ($)	13.46
Average operating cash cost ($)/t milled, LOM, 16 years First 10 years: Last 6 years:	29.38 36.65 16.62
Average total cash cost (US$/ounce) LOM, 16 years	726
Average annual cash flow pre-tax (years 1 - 10) ($ Million)	83.6
Payback period (years)	4.2
IRR pre-tax (%)	19.5
IRR after-tax (%)	15.4
NPV 5% discount pre-tax ($ Million)	382

Mining plan

The Duparquet Project has been designed as an open pit mine with a planned ore production rate of 2,686,400 tonnes per year, or 8,000 tpd of mineralized material (availability is set at 92% or 336 days per year), except for the first year of production, which has been modeled at 75% of capacity, to reflect a ramp-up period. The mining plan is supplemented by the 4.1Mt of tailings available.

Due to the proximity to the town of Duparquet, adjacent and to the south of the mining concessions of the Duparquet Project, it was decided to select a mining plan that does not include moving any houses, town or provincial infrastructures. The mine scenario would therefore be more socially acceptable, but has the effect of leaving in-situ parts of the deposit. These untouched portions may be recovered eventually. It is anticipated that permitting and construction of the mine would take approximately three years.

Pit optimization was performed by Pierre-Jean Lafleur and InnovExplo using Whittle software from Geovia (previously Gemcom). The optimized pit shell was generated by a Lerchs-Grossmann pit optimizer algorithm, using the following cost and economic parameters.

Description	Cost

Working days (mill/mine)	336/360
Selling price (in Canadian dollars)	1,449 $/oz
Refinery cost	5 $/oz
Production	2,686,400 t/year
8,000 t/day
Mining recovery	90.9%
Dilution	10%
General administration	4.18 $/t
Overburden Removal	2 $/t
Mining cost (ore and waste)	2.40 $/t
Water management	0.24 $/t
Process recovery of mineralized material	93.9%
Process cost; mineralized material	13.46 $/t
Transportation cost from stockpile to mill	0.25 $/t
Process recovery of tailing	83.9%
Process cost; tailings (including 0.30$/t transportation to mill)	11.07 $/t

The contained Measured and Indicated resources in the selected pit are 23.10 Mt at a grade of 1.56g/t and Inferred Resources of 14.45 Mt at a grade of 1.10g/t. Dilution was estimated at 10% and mining recovery at 90.9%. Measured and Indicated resources represent 69.2 % of the resources in the selected pit and 71.2% considering the tailings.

The milling circuit includes crushing, grinding, gravity, flotation, pressure oxidation and carbon-in-pulp leaching (CIP). Metallurgical test work indicates that the use of the pressure oxidation technology prior to leaching improves the overall average gold recoveries to 93.2% (93.9 % for mineralized material and 83.9 % for tailings) based on tests carried out at SGS Lakefield. Milling costs were estimated at $13.46/t processed. Tailings milling costs were estimated at $11.07/t.

The total resource potentially amenable to mining considered in the open-pit mine plan allows for the recovery of 1.67 M ounces of gold. The mining plan produced by InnovExplo includes 19.3 MT of mineralized material at an average grade of 1.88 g/t of gold, the stockpiling and milling of 18.2 MT of mineralized material at an average grade of 0.86 g/t of gold and the excavation and milling of 4.1 MT of tailings at a grade of 0.94 g/t of gold, in an optimized mining schedule that will extend over 16 years. The first 10 years will mostly involve open pit mining and milling of ROM. The last 6 years will only involve milling of accumulated stockpiles and of the tailings.

The mining schedule will require the removal of 37.5 million tonnes of mineralized material and 207.3 million tonnes of waste rock, resulting in a LOM strip ratio of 5.52 to 1. The overburden consists of 14.8 Mt, and will be put aside for reclamation work. Accounting for the overburden, the LOM strip ratio is 5.92 to 1.

Conventional open pit mining methods will be used, requiring a fleet of 136 tonne capacity off-road haul trucks, hydraulic excavators (16.5 m3), production drills and various ancillary equipment. Mine operations were designed to support an average daily production rate of 70,000 tonnes, including overburden.

The pits were designed with a double benching arrangement, and include an 8.5 meter geotechnical safety berm at every 20 meters in vertical height. Based on preliminary geotechnical review of the core, the recommended inter-ramp pit slope will average 52 degrees.

New NI 43-101 Resources estimate for the Duparquet Project:

A new resources estimate was prepared by InnovExplo and is included in the PEA report. The block model was prepared by using 3D block modelling and inverse distance squared interpolation method. A total of 35 new 2012 drill holes, 8 existing drill holes that have been extended to depth, a series of 47 “re-sampled” holes and 35 pre-2008 drill holes were added into the previously compiled and verified master database used in the NI 43-101 mineral resources estimate of July 2012. The updated master resource database currently has a total of 739 diamond drill holes, accounting for a total of 231,355 meters of drilling in length with 147,400 sample intervals. It also includes 2,371 samples coming from 892 surface channel samples, equivalent to 1,827 meters. The database includes the drilling and assay results up to the cut-off date of September 2012. The purpose of the 2012 drilling was mainly to increase the continuity and quality of the resources between surface and 350 meters depth. InnovExplo states that excellent potential exists to further increase the resources of the mineralized zones towards the east and at depth by drilling.

InnovExplo has estimated the total resources for the Duparquet Project1 as follow:

•

The overall Measured and Indicated resources total 46,091,600 t at a grade of 1.62g/t for 2,404,924 contained ounces of gold. This is a 40% increase for the category, compared to the NI 43-101 report of July 2012. The overall Inferred Resources total 32,146,300 t at a grade of 1.43g/t, for 1,477,164 ounces of gold.

•

The In-Pit resources in the Measured and Indicated category are 38,020,200 t at a grade of 1.59 g/t, for 1,943,027 contained gold ounces. In the Inferred category, they are 26,739,600 t at a grade of 1.15 g/t, for 991,494 contained gold ounces.

•

Underground resources in the Measured and Indicated categories are 3,946,800 t at a grade of 2.66 g/t, for 337,403 contained gold ounces. In the Inferred category the total is 5,406,700 t at a grade of 2.79 g/t, for 485,670 contained gold ounces.

•

Tailings total 4,124,600 t at a grade of 0.94 g/t, all in the Measured and Indicated categories, for 124,495 contained gold ounces.

Overall resources for the Duparquet Project are presented in the following table 1:

1. Please see the following table for the cut-off grade assumptions.

*: average weighted in tonnes

* The Independent and Qualified Persons for the Mineral Resource Estimate, as defined by Regulation 43-101, are Carl Pelletier, B.Sc., P.Geo. and Kenneth Williamson, M.Sc., P.Geo. (InnovExplo Inc), and the effective date of the estimate is October 31, 2012.

* Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
* Tailing results are presented undiluted and in situ. The estimate includes four (4) tailings areas.
* In-Pit results are presented undiluted within Whittle-optimized pit shells. The estimate includes 9 gold-bearing zones and a remaining envelope containing isolated gold intercepts.
* Underground results are presented undiluted and in situ, outside Whittle-optimized pitshells. The estimate includes 9 gold-bearing zones and a remaining envelope containing isolated gold intercepts
* Tailing resources were compiled at 0.2, 0.4, 0.6 and 0.8 g/t Au cut-off grades.
* In-Pit resources were compiled at 0.35, 0.40, 0.45, 0.50, 0.55, 0.60, 0.65, 0.70, 0.80 and 0.9 g/t Au cut-off grades.
* Underground resources were compiled at 1.5, 2.0, 2.5, 3.0, 3.5, 4.0 and 5.0 g/t Au cut-off grades.
* Cut-off grades must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost).
* Tailings: A fixed density of 1.45 g/cm3 was used in zones and waste.
* In-Pit and Underground: A fixed density of 2.73 g/cm3 was used in zones and in the envelope.
* In-Pit and Underground: A minimum true thickness of 3.0 m was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed.
* Tailings: High-grade capping was done on the raw data and established at 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t Au for Zone 3 and 2.2 g/t Au for Zone 4.
* In-Pit and Underground: High grade capping was done on the raw data and established at 25.0 g/t Au for diamond drill hole assays and channel samples assays.
* Tailings: Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole sections falling within the mineralized zone envelopes (composite = 0.5 metre).

* In-Pit and Underground: Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole and channel samples sections falling within the mineralized zone envelopes (composite = 1.5 metres).

* Resources were evaluated from drill hole and surface channel samples using an ID2 interpolation method in a block model.

* The tailings measured and indicated categories were defined based on the drill holes spacing (measured, zones 1 and 2 = 30m x 30m grid; indicated, zone 3 = 100m x 100m grid and zone 4 = 200m x 200m grid).

* The In-Pit measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10m around existing Channels.

* The In-Pit and Underground indicated category is defined by the combination of blocks within a maximum distance of 15m of existing stopes and blocks for which the average distance to drillhole composites is less than 45m.

* Ounce (troy) = Metric Tonnes x Grade / 31.10348. Calculations used metric units (metres, tonnes and g/t).
* The number of metric tonnes was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in Regulation 43-101.

* InnovExplo is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the Mineral Resource Estimate.

* Whittle parameters used: Mining cost=2.40 USD, milling cost=13.61 USD, G&A=4.18 USD, Gold price=1,435 USD (exchange rate @ 1.01$), mining dilution=10%, mining recovery=90%, milling recovery=93.9%, pit slope 52°

Metallurgy and Processing

Gold mineralization of the Duparquet Project is associated with disseminated sulphides, mostly pyrite and lesser arsenopyrite. As the material is refractory, the selection of an oxidation method before the cyanidation of a flotation concentrate became necessary to improve and optimize the level of gold recovery. The consistency of the results obtained, combined with historical use of this technology elsewhere in the world over the last 30 years, led to the selection of the conventional pressure oxidation (POX) technology utilizing an autoclave as the preferred method of oxidation for the Duparquet Project.

This process uses sulphide oxidation at high pressure and temperatures, thereby speeding up the kinetics and allowing the reaction to be self-sustaining. The processing facilities will be located at Duparquet and include: crushing, grinding, gravity, flotation, pressure oxidation and carbon-in-pulp leaching (CIP). Metallurgical test work performed by SGS Lakefield indicates that the use of the pressure oxidation circuit prior to leaching improves the projected overall gold recoveries to 93.9 % for the mineralized material and 83.9 % for the tailings.

Tailings Ponds

The PEA includes two distinct tailings impoundments. The preliminary designs for the tailings impoundments were prepared by Stavibel. Eighty two percent (82%) of the tailings containing low sulphide, low arsenic and no cyanide will be stored in a flotation thickened tailings pond that will ultimately represent an area of 340 hectares. The remaining 18% of the tailings, coming from the autoclave circuit, and containing a higher concentration of arsenic and sulphides, will be stored in a specifically designed impoundment, which will ultimately cover 107 hectares.

Additional Technical Information Related to the PEA

The Duparquet Property is comprised of the Beattie, Donchester, Central Duparquet and Dumico properties. The historic Beattie and Donchester underground production totalled 1.5M ounces of gold. The historical Beattie Mine site surface area will be cleaned up and the current buildings demolished and removed prior to the development of the open pit mining. The cost estimation of this work was estimated at $13M by Stavibel, and is part of the environmental capital costs.

Proposed Surface Infrastructure

The proposed mine infrastructure incorporates the following:

•

Crusher and mill complex, including a crushing, grinding, gravity, flotation, pressure oxidation, leaching circuit (CIP) and a refinery;

•

Office and garage and associated services buildings;

•

New electrical main line from the Hydro Quebec grid, site substation and site electrical distribution installations;

•

Pit dewatering system, surface water management and water treatment plant;

•

Access roads to the site and on site;

The waste rock dump will cover 160 hectares and reach a maximum height of 140 metres. The waste rock is not considered to be acid-generating or potentially metal leaching.

The low grade pile will cover 18 ha of land and will be built on impervious ground cover, and will be surrounded by a collection ditch to recover run-off water and to treat the water, if needed.

Mine Closure

Mine closure costs are estimated by Stavibel at $22.6 million. Of this amount, an estimated $15.8 million would have to be deposited in accordance with applicable legislation which may vary upon approval of production permits. The closure costs are spread out over the LOM, in the cash-flow calculation, but are excluded from capital or sustaining capital costs.

Wherever practical, a progressive reclamation approach is recommended, since the tailing ponds will be built in stages. At Duparquet, the overburden disposal area will be reclaimed and used as capping material to re-vegetate waste rock and tailings disposal sites.

Capital and Sustaining Capital Costs Estimates

The PEA is based on capital pricing as of the first quarter 2012. The capital costs include various added contingencies depending on the sectors. The pre-production capital costs are estimated at $370.2 million and include $132 million for contingencies and indirect costs. Indirect costs (owner's costs, Engineering, Procurement and Construction Management ("EPCM") and detailed engineering) of 15 % have been applied on the process plant and 17 % to the other surface infrastructures. Contingencies of 15% have been applied on the mill and infrastructures, and 25% have been applied on the waste rock and tailings impoundments. Average contingency for all environmental items is 20.5%. Sustaining capital expenditures over the LOM are estimated at $144.7 million, including $29.6 million for the overburden removal during mine life.

	Capital Costs ($ million)	Sustaining Capital ($ million)
Mine Process plant (Crushing, grinding, gravity, flotation, pressure oxidation, leaching, refinery) and infrastructures.	260.3
Tailings ponds, waste dump, water treatment plant, clean-up of site.	50.5	8.4
Mine production equipment, Power line and sub-station, Buildings.	49.8	106.7
Overburden removal		29.6
Owner’s cost, site infrastructure	9.6

Total Costs	370.2	144.7
Total capital costs, LOM.		515

Operating Costs

The LOM average operating cash cost is estimated at US$726 per ounce of gold and an average of $29.38/t milled. For the first 10 years, the operating cost will average $36.65 per tonne milled. The average will be $16.62 per tonne milled for the last 6 years, when only milling of the stockpiles and tailings takes place. On the cash flow estimation, mining costs was adjusted at $2.40/t for the mineralized rock and $2.15/t for the waste rock. Overburden removal costs were estimated at $2.00/t.

Average operating costs, first 10 years.	$/t milled
Mining & environment	20.12
Processing	13.13
G&A	3.40
Total	36.65

Financial Analysis

The financial analysis for the Base Case (gold at US$1,472) indicates a pre-tax NPV at a 5% discount rate of $382 million, with an IRR of 19.5% and a payback period of 4.2 years. At a gold price of US$1,700, the pre-tax NPV of the project at a 5% discount rate, is 621M$, the IRR is 27.6%, and the payback period is 2.95 years.

SENSITIVITY ANALYSIS

PRE-TAX	% Change in Value	Variation	Before-tax IRR	NPV, M$, (5% discount)
	+ 10%	US$1,619	24.8%	546
Gold Price - Base Case-$US	-	US$1,472	19.4%	382
	- 10%	US$1,325	13.8%	218
	+ 10%	US$799	16.9%	303
Average Operating Cash Costs per Ounce - Base Case	-	US$726	19.4%	382
	- 10%	US$653	22.0%	462
	+10%	$407	17.3%	347
Initial Capital Costs - Base Case ($ Million)	-	$370	19.4%	382
	-10%	$333	22.1%	416

Recommendations of the PEA:

Following the positive outlook of the PEA, InnovExplo recommends that the Duparquet Project be advanced to the next phase, which would consist of the preparation of a Pre-Feasibility Study.

In order to advance to the pre-feasibility stage, additional definition drilling is recommended to continue to upgrade the resource categories.

Additional metallurgical bulk tests are also recommended to further define the flow sheet of the ore treatment, and to also examine the possibility of producing a saleable concentrate. This concentrate could be sold to smelters, thereby eliminating the POX part of the milling, could imply significant Capex and Opex reduction for the project, and increase the rate of returns.

Additional geotechnical and hydrogeological studies should be undertaken for the proposed site buildings, tailing management facility, and to better define and ideally steepening the pit wall slopes from those presented in the report.

As well, Stavibel recommends starting permitting and social outreach to present the project to the communities, while at the same time characterizing fully the mining project environment.

It is recommended that negotiations with Hydro-Quebec be initiated to advance the work for installation of the power line.

The budget for the proposed program is presented in the following table. It covers the period 2013 and 2014, in order to deliver a Pre-Feasibility report in the first quarter of 2014, and to continue community outreach and permitting in 2014.

Cost Estimate – Pre-Feasibility Study Items	Cost ($)
Budget for 2013
Definition drilling	2,500,000
Metallurgical test work	1,100,000
Geotechnical and hydrogeological testwork	1,125,000
Community Presentations and permitting	518,000
Resources update & Pre-feasibility report (2013)	300,000
Sub-total	5,543,000
Contingency 20%	1,107,000
Total 2013	6,650,000
Budget for 2014
Resources update & Pre-Feasibility report	200,000
Community Presentations + permitting	904,000
Sub-total	1,104,000
Contingency 20%	246,000
Total 2014	1,350,000
TOTAL 2013-2014	8,000,000

Quality Control and Data Verification

Information of a scientific or technical nature relating to the PEA has been prepared by and under the supervision of Sylvie Poirier, P. Eng. of InnovExplo.

The data disclosed, including sampling, analytical and test data, as well as the current mineral resource estimate, were completed by Carl Pelletier, BSc, P.Geo and Kenneth Williamson, MSc, P.Geo of InnovExplo, independent qualified persons under NI 43-101 guidelines, using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definition and Guidelines.

Additional technical information and details regarding verification of data, including sampling, analytical and test data underlying the information herein, is contained in the "Technical Report” - Technical report and mineral resource estimate for the Duparquet Project and Beattie mine tailings (according to Regulation 43-101 and Form 43-101F1) prepared by InnovExplo and published on July 5, 2012, with effective date May 22, 2012, which can be found under Clifton's profile on www.sedar.com and on the company web-site.

Qualified Persons

The PEA was prepared by leading independent industry engineering firms and consultants, all Qualified Persons under National Instruments 43-101, with the collaboration of Clifton’s Technical Group.

InnovExplo Inc.:

Resources estimation:

Carl Pelletier, BSc, P.Geo

Kenneth Williamson, MSc, P.Geo

Pit design, mine planning, financial analysis, mining operating and capital and operating costs:

Sylvie Poirier, P.Eng.

Laurent Roy, P.Eng.

P.J. Lafleur Géo-Conseil

Pit design and mine planning:

Pierre-Jean Lafleur, P.Eng

Dreisinger Consulting and Bateman (Tenova Mining and Minerals)

Metallurgical Process and Flowsheet

David Dreisinger, B.A.Sc., Ph.D., P.Eng.

Stavibel

Environment, mine closure (Operating and Capital Cost Estimates)

Marc Arpin, M. Sc., M.Env., P.Geo.

The content of this news release has been reviewed and approved by Sylvie Poirier, P. Eng. and Carl Pelletier, BSc, P.Geo, Qualified Persons as defined by National Instrument 43-101.

Item 6 - Confidentiality of information

This report is not being filed on a confidential basis.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Mr. Michel F. Bouchard

Tel:

(418) 914-9922

Item 9 - Date of Report

January 22, 2013.

Clifton Star announces positive PEA study on Duparquet Project

Quebec City, QUEBEC--(January 15, 2013) – Clifton Star Resources Inc. ("Clifton Star" or "The Corporation") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to report that it has received the results of a positive Preliminary Economic Assessment Study (“PEA”) on the Duparquet Project. The PEA Study was prepared by InnoveExplo with contributions from Bateman Engineering (Bateman), Stavibel, a subsidiary of SNC-Lavalin, Dreisinger Consulting, and P.J. Lafleur GeoConseil, in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 ("NI 43-101"). The contribution of each party is noted below under the section “Qualified Persons”. The complete study will be filed on the Corporation’s website and on SEDAR within 45 days.

The PEA Study was prepared as an open pit mining project relating solely to the mineral resources located on the Duparquet Property, situated in north-western Quebec, 50 kilometres by road to the north of the mining town of Rouyn-Noranda. The pre-production capital costs and sustaining costs for the Duparquet Project are estimated, respectively, at $370 million and $144 million, excluding $22.6 million for closure costs. The average operating cash cost is estimated at US$726 per ounce of gold.

The financial analysis, using a gold price of US$1,472 per ounce, indicates a pre-tax net present value ("NPV") (using a 5 % discount rate) of $382 million, with a pre-tax internal rate of return ("IRR") of 19.5% and a payback period of 4.2 years. Sensitivity analysis indicates a pre-tax NPV (5% discount rate) of $621 million, with an IRR of 27.6%, and a payback period of 2.95 years at a gold price of US$1,700 per ounce.

A new NI 43-101 resource estimate was prepared for the PEA by InnovExplo (see hereafter), and was used to develop an open-pit mining plan resulting in 1.67 million ounces of gold. The mine plan was designed for a nominal 8,000 tonne-per-day operation, with an average stripping ratio of 5.52 and a life of mine (LOM) of 16 years. Average yearly gold production for the first 5 years is 144,800 ounces, and the first 10 years average is 132,200 ounces. For the LOM a yearly average of 104,400 gold ounces is predicted.

All mineralized material classified as Measured and Indicated (71%) and Inferred (29%) Mineral Resources was considered in the optimization and mine plan. The PEA is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the PEA will be realized.

PEA -Highlights & Assumptions (All $ are Canadian except when indicated)

Gold Price (US$/ounce): 3 year trailing average	1,472
Foreign exchange rate (C$/US$): 3 year trailing average.	1.01: 1.00
In-pit and Tailing Resources (Million ounces, all categories)	1.79
Mine plan tonnage (16 year, LOM) : 41.6 Million tonnes
Mine plan Tonnage & grade (grams/tonne) ROM: 19.3Mt Stockpiles: 18.2Mt Tailings: 4.1Mt	1.88 g/t 0.86 g/t 0.94 g/t
Strip ratio (Waste: Ore)	5.52 : 1
Nominal daily production rate (tonnes)	8,000
Estimated overall gold recovery (%)	93.2%
Total recovered gold (Million ounces)	1.67
Pre-production period, post permitting (years)	2
Mine life (years)	16
Average annual gold production (ounces): LOM = 16 years : 104,400 ROM (Average first 5 years): 144,800 ROM (Average first 10 years): 132,200 Milling Stockpiles and Tailings (last 6 years): 58,100

Pre-production capital ($ Million)	370.3
Sustaining capital (excluding 22.6 million for closure costs) ($ Million)	144.7
Cost per tonne of rock milled ($)	13.46
Average operating cash cost ($)/t milled, LOM, 16 years First 10 years: Last 6 years:	29.38 36.65 16.62
Average total cash cost (US$/ounce) LOM, 16 years	726
Average annual cash flow pre-tax (years 1 - 10) ($ Million)	83.6
Payback period (years)	4.2
IRR pre-tax (%)	19.5
IRR after-tax (%)	15.4
NPV 5% discount pre-tax ($ Million)	382

Mining plan

The Duparquet Project has been designed as an open pit mine with a planned ore production rate of 2,686,400 tonnes per year, or 8,000 tpd of mineralized material (availability is set at 92% or 336 days per year), except for the first year of production, which has been modeled at 75% of capacity, to reflect a ramp-up period. The mining plan is supplemented by the 4.1Mt of tailings available.

Due to the proximity to the town of Duparquet, adjacent and to the south of the mining concessions of the Duparquet Project, it was decided to select a mining plan that does not include moving any houses, town or provincial infrastructures. Click here to See Figure 1. The mine scenario would therefore be more socially acceptable, but has the effect of leaving in-situ parts of the deposit. These untouched portions may be recovered eventually. It is anticipated that permitting and construction of the mine would take approximately three years.

Pit optimization was performed by Pierre-Jean Lafleur and InnovExplo using Whittle software from Geovia (previously Gemcom). The optimized pit shell was generated by a Lerchs-Grossmann pit optimizer algorithm, using the following cost and economic parameters.

Description	Cost

Working days (mill/mine)	336/360
Selling price (in Canadian dollars)	1,449 $/oz
Refinery cost	5 $/oz
Production	2,686,400 t/year
8,000 t/day
Mining recovery	90.9%
Dilution	10%
General administration	4.18 $/t
Overburden Removal	2 $/t
Mining cost (ore and waste)	2.40 $/t
Water management	0.24 $/t
Process recovery of mineralized material	93.9%
Process cost; mineralized material	13.46 $/t
Transportation cost from stockpile to mill	0.25 $/t
Process recovery of tailing	83.9%
Process cost; tailings (including 0.30$/t transportation to mill)	11.07 $/t

The contained Measured and Indicated resources in the selected pit are 23.10 Mt at a grade of 1.56g/t and Inferred Resources of 14.45 Mt at a grade of 1.10g/t. Dilution was estimated at 10% and mining recovery at 90.9%. Measured and Indicated resources represent 69.2 % of the resources in the selected pit and 71.2% considering the tailings.

The milling circuit includes crushing, grinding, gravity, flotation, pressure oxidation and carbon-in-pulp leaching (CIP). Metallurgical test work indicates that the use of the pressure oxidation technology prior to leaching improves the overall average gold recoveries to 93.2% (93.9 % for mineralized material and 83.9 % for tailings) based on tests carried out at SGS Lakefield. Milling costs were estimated at $13.46/t processed. Tailings milling costs were estimated at $11.07/t.

The total resource potentially amenable to mining considered in the open-pit mine plan allows for the recovery of 1.67 M ounces of gold. The mining plan produced by InnovExplo includes 19.3 MT of mineralized material at an average grade of 1.88 g/t of gold, the stockpiling and milling of 18.2 MT of mineralized material at an average grade of 0.86 g/t of gold and the excavation and milling of 4.1 MT of tailings at a grade of 0.94 g/t of gold, in an optimized mining schedule that will extend over 16 years. The first 10 years will mostly involve open pit mining and milling of ROM. The last 6 years will only involve milling of accumulated stockpiles and of the tailings.

The mining schedule will require the removal of 37.5 million tonnes of mineralized material and 207.3 million tonnes of waste rock, resulting in a LOM strip ratio of 5.52 to 1. The overburden consists of 14.8 Mt, and will be put aside for reclamation work. Accounting for the overburden, the LOM strip ratio is 5.92 to 1.

Conventional open pit mining methods will be used, requiring a fleet of 136 tonne capacity off-road haul trucks, hydraulic excavators (16.5 m3), production drills and various ancillary equipment. Mine operations were designed to support an average daily production rate of 70,000 tonnes, including overburden.

The pits were designed with a double benching arrangement, and include an 8.5 meter geotechnical safety berm at every 20 meters in vertical height. Based on preliminary geotechnical review of the core, the recommended inter-ramp pit slope will average 52 degrees.

New NI 43-101 Resources estimate for the Duparquet Project:

A new resources estimate was prepared by InnovExplo and is included in the PEA report. The block model was prepared by using 3D block modelling and inverse distance squared interpolation method. A total of 35 new 2012 drill holes, 8 existing drill holes that have been extended to depth, a series of 47 “re-sampled” holes and 35 pre-2008 drill holes were added into the previously compiled and verified master database used in the NI 43-101 mineral resources estimate of July 2012. The updated master resource database currently has a total of 739 diamond drill holes, accounting for a total of 231,355 meters of drilling in length with 147,400 sample intervals. It also includes 2,371 samples coming from 892 surface channel samples, equivalent to 1,827 meters. The database includes the drilling and assay results up to the cut-off date of September 2012. The purpose of the 2012 drilling was mainly to increase the continuity and quality of the resources between surface and 350 meters depth. InnovExplo states that excellent potential exists to further increase the resources of the mineralized zones towards the east and at depth by drilling.

InnovExplo has estimated the total resources for the Duparquet Project1 as follow:

•

The overall Measured and Indicated resources total 46,091,600 t at a grade of 1.62g/t for 2,404,924 contained ounces of gold. This is a 40% increase for the category, compared to the NI 43-101 report of July 2012. The overall Inferred Resources total 32,146,300 t at a grade of 1.43g/t, for 1,477,164 ounces of gold.

•

The In-Pit resources in the Measured and Indicated category are 38,020,200 t at a grade of 1.59 g/t, for 1,943,027 contained gold ounces. In the Inferred category, they are 26,739,600 t at a grade of 1.15 g/t, for 991,494 contained gold ounces.

•

Underground resources in the Measured and Indicated categories are 3,946,800 t at a grade of 2.66 g/t, for 337,403 contained gold ounces. In the Inferred category the total is 5,406,700 t at a grade of 2.79 g/t, for 485,670 contained gold ounces.

•

Tailings total 4,124,600 t at a grade of 0.94 g/t, all in the Measured and Indicated categories, for 124,495 contained gold ounces.

1 Please see the following table for the cut-off grade assumptions.

Overall resources for the Duparquet Project are presented in the following table 1:

*: average weighted in tonnes

* The Independent and Qualified Persons for the Mineral Resource Estimate, as defined by Regulation 43-101, are Carl Pelletier, B.Sc., P.Geo. and Kenneth Williamson, M.Sc., P.Geo. (InnovExplo Inc), and the effective date of the estimate is October 31, 2012.

* Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
* Tailing results are presented undiluted and in situ. The estimate includes four (4) tailings areas.
* In-Pit results are presented undiluted within Whittle-optimized pit shells. The estimate includes 9 gold-bearing zones and a remaining envelope containing isolated gold intercepts.
* Underground results are presented undiluted and in situ, outside Whittle-optimized pitshells. The estimate includes 9 gold-bearing zones and a remaining envelope containing isolated gold intercepts
* Tailing resources were compiled at 0.2, 0.4, 0.6 and 0.8 g/t Au cut-off grades.
* In-Pit resources were compiled at 0.35, 0.40, 0.45, 0.50, 0.55, 0.60, 0.65, 0.70, 0.80 and 0.9 g/t Au cut-off grades.
* Underground resources were compiled at 1.5, 2.0, 2.5, 3.0, 3.5, 4.0 and 5.0 g/t Au cut-off grades.
* Cut-off grades must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost).
* Tailings: A fixed density of 1.45 g/cm3 was used in zones and waste.
* In-Pit and Underground: A fixed density of 2.73 g/cm3 was used in zones and in the envelope.
* In-Pit and Underground: A minimum true thickness of 3.0 m was applied, using the grade of the adjacent material when assayed, or a value of zero when not assayed.
* Tailings: High-grade capping was done on the raw data and established at 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t Au for Zone 3 and 2.2 g/t Au for Zone 4.
* In-Pit and Underground: High grade capping was done on the raw data and established at 25.0 g/t Au for diamond drill hole assays and channel samples assays.
* Tailings: Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole sections falling within the mineralized zone envelopes (composite = 0.5 metre).

* In-Pit and Underground: Compositing was not done over entire drill hole lengths. Instead, compositing was done on drill hole and channel samples sections falling within the mineralized zone envelopes (composite = 1.5 metres).

* Resources were evaluated from drill hole and surface channel samples using an ID2 interpolation method in a block model.

* The tailings measured and indicated categories were defined based on the drill holes spacing (measured, zones 1 and 2 = 30m x 30m grid; indicated, zone 3 = 100m x 100m grid and zone 4 = 200m x 200m grid).

* The In-Pit measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10m around existing Channels.

* The In-Pit and Underground indicated category is defined by the combination of blocks within a maximum distance of 15m of existing stopes and blocks for which the average distance to drillhole composites is less than 45m.

* Ounce (troy) = Metric Tonnes x Grade / 31.10348. Calculations used metric units (metres, tonnes and g/t).
* The number of metric tonnes was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in Regulation 43-101.

* InnovExplo is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the Mineral Resource Estimate.

* Whittle parameters used: Mining cost=2.40 USD, milling cost=13.61 USD, G&A=4.18 USD, Gold price=1,435 USD (exchange rate @ 1.01$), mining dilution=10%, mining recovery=90%, milling recovery=93.9%, pit slope 52°

Metallurgy and Processing

Gold mineralization of the Duparquet Project is associated with disseminated sulphides, mostly pyrite and lesser arsenopyrite. As the material is refractory, the selection of an oxidation method before the cyanidation of a flotation concentrate became necessary to improve and optimize the level of gold recovery. The consistency of the results obtained, combined with historical use of this technology elsewhere in the world over the last 30 years, led to the selection of the conventional pressure oxidation (POX) technology utilizing an autoclave as the preferred method of oxidation for the Duparquet Project.

This process uses sulphide oxidation at high pressure and temperatures, thereby speeding up the kinetics and allowing the reaction to be self-sustaining. The processing facilities will be located at Duparquet and include: crushing, grinding, gravity, flotation, pressure oxidation and carbon-in-pulp leaching (CIP). Metallurgical test work performed by SGS Lakefield indicates that the use of the pressure oxidation circuit prior to leaching improves the projected overall gold recoveries to 93.9 % for the mineralized material and 83.9 % for the tailings.

Tailings Ponds

The PEA Study includes two distinct tailings impoundments. The preliminary designs for the tailings impoundments were prepared by Stavibel. (Click here to See Figure 1) Eighty two percent (82%) of the tailings containing low sulphide, low arsenic and no cyanide will be stored in a flotation thickened tailings pond that will ultimately represent an area of 340 hectares. The remaining 18% of the tailings, coming from the autoclave circuit, and containing a higher concentration of arsenic and sulphides, will be stored in a specifically designed impoundment, which will ultimately cover 107 hectares.

Additional Technical Information Related to the PEA Study

The Duparquet Property is comprised of the Beattie, Donchester, Central Duparquet and Dumico properties. The historic Beattie and Donchester underground production totalled 1.5M ounces of gold. The historical Beattie Mine site surface area will be cleaned up and the current buildings demolished and removed prior to the development of the open pit mining. The cost estimation of this work was estimated at $13M by Stavibel, and is part of the environmental capital costs.

Proposed Surface Infrastructure

The proposed mine infrastructure incorporates the following: (Click here to See Figure 1)

•

Crusher and mill complex, including a crushing, grinding, gravity, flotation, pressure oxidation, leaching circuit (CIP) and a refinery;

•

Office and garage and associated services buildings;

•

New electrical main line from the Hydro Quebec grid, site substation and site electrical distribution installations;

•

Pit dewatering system, surface water management and water treatment plant;

•

Access roads to the site and on site;

The waste rock dump will cover 160 hectares and reach a maximum height of 140 metres. The waste rock is not considered to be acid-generating or potentially metal leaching.

The low grade pile will cover 18 ha of land and will be built on impervious ground cover, and will be surrounded by a collection ditch to recover run-off water and to treat the water, if needed.

Mine Closure

Mine closure costs are estimated by Stavibel at $22.6 million. Of this amount, an estimated $15.8 million would have to be deposited in accordance with applicable legislation which may vary upon approval of production permits. The closure costs are spread out over the LOM, in the cash-flow calculation, but are excluded from capital or sustaining capital costs.

Wherever practical, a progressive reclamation approach is recommended, since the tailing ponds will be built in stages. At Duparquet, the overburden disposal area will be reclaimed and used as capping material to re-vegetate waste rock and tailings disposal sites.

Capital and Sustaining Capital Costs Estimates

The PEA Study is based on capital pricing as of the first quarter 2012. The capital costs include various added contingencies depending on the sectors. The pre-production capital costs are estimated at $370.2 million and include $132 million for contingencies and indirect costs. Indirect costs (owner's costs, Engineering, Procurement and Construction Management ("EPCM") and detailed engineering) of 15 % have been applied on the process plant and 17 % to the other surface infrastructures. Contingencies of 15% have been applied on the mill and infrastructures, and 25% have been applied on the waste rock and tailings impoundments. Average contingency for all environmental items is 20.5%. Sustaining capital expenditures over the LOM are estimated at $144.7 million, including $29.6 million for the overburden removal during mine life.

	Capital Costs ($ million)	Sustaining Capital ($ million)
Mine Process plant (Crushing, grinding, gravity, flotation, pressure oxidation, leaching, refinery) and infrastructures.	260.3
Tailings ponds, waste dump, water treatment plant, clean-up of site.	50.5	8.4
Mine production equipment, Power line and sub-station, Buildings.	49.8	106.7
Overburden removal		29.6
Owner’s cost, site infrastructure	9.6

Total Costs	370.2	144.7
Total capital costs, LOM.		515

Operating Costs

The LOM average operating cash cost is estimated at US$726 per ounce of gold and an average of $29.38/t milled. For the first 10 years, the operating cost will average $36.65 per tonne milled. The average will be $16.62 per tonne milled for the last 6 years, when only milling of the stockpiles and tailings takes place. On the cash flow estimation, mining costs was adjusted at $2.40/t for the mineralized rock and $2.15/t for the waste rock. Overburden removal costs were estimated at $2.00/t.

Average operating costs, first 10 years.	$/t milled
Mining & environment	20.12
Processing	13.13
G&A	3.40
Total	36.65

Financial Analysis

The financial analysis for the Base Case (gold at US$1,472) indicates a pre-tax NPV at a 5% discount rate of $382 million, with an IRR of 19.5% and a payback period of 4.2 years. At a gold price of US$1,700, the pre-tax NPV of the project at a 5% discount rate, is 621M$, the IRR is 27.6%, and the payback period is 2.95 years.

SENSITIVITY ANALYSIS

PRE-TAX	% Change in Value	Variation	Before-tax IRR	NPV, M$, (5% discount)
	+ 10%	US$1,619	24.8%	546
Gold Price - Base Case-$US	-	US$1,472	19.4%	382
	- 10%	US$1,325	13.8%	218
	+ 10%	US$799	16.9%	303
Average Operating Cash Costs per Ounce - Base Case	-	US$726	19.4%	382
	- 10%	US$653	22.0%	462
	+10%	$407	17.3%	347
Initial Capital Costs - Base Case ($ Million)	-	$370	19.4%	382
	-10%	$333	22.1%	416

Recommendations of the PEA:

Following the positive outlook of the PEA, InnovExplo recommends that the Duparquet Project be advanced to the next phase, which would consist of the preparation of a Pre-Feasibility Study.

In order to advance to the pre-feasibility stage, additional definition drilling is recommended to continue to upgrade the resource categories.

Additional metallurgical bulk tests are also recommended to further define the flow sheet of the ore treatment, and to also examine the possibility of producing a saleable concentrate. This concentrate could be sold to smelters, thereby eliminating the POX part of the milling, could imply significant Capex and Opex reduction for the project, and increase the rate of returns.

Additional geotechnical and hydrogeological studies should be undertaken for the proposed site buildings, tailing management facility, and to better define and ideally steepening the pit wall slopes from those presented in the report.

As well, Stavibel recommends starting permitting and social outreach to present the project to the communities, while at the same time characterizing fully the mining project environment.

It is recommended that negotiations with Hydro-Quebec be initiated to advance the work for installation of the power line.

The budget for the proposed program is presented in the following table. It covers the period 2013 and 2014, in order to deliver a Pre-Feasibility report in the first quarter of 2014, and to continue community outreach and permitting in 2014.

Cost Estimate – Pre-Feasibility Study Items	Cost ($)
Budget for 2013
Definition drilling	2,500,000
Metallurgical test work	1,100,000
Geotechnical and hydrogeological testwork	1,125,000
Community Presentations and permitting	518,000
Resources update & Pre-feasibility report (2013)	300,000
Sub-total	5,543,000
Contingency 20%	1,107,000
Total 2013	6,650,000
Budget for 2014
Resources update & Pre-Feasibility report	200,000
Community Presentations + permitting	904,000
Sub-total	1,104,000
Contingency 20%	246,000
Total 2014	1,350,000
TOTAL 2013-2014	8,000,000

Quality Control and Data Verification

Information of a scientific or technical nature relating to the PEA Study has been prepared by and under the supervision of Sylvie Poirier, P. Eng. of InnovExplo.

The data disclosed, including sampling, analytical and test data, as well as the current mineral resource estimate, were completed by Carl Pelletier, BSc, P.Geo and Kenneth Williamson, MSc, P.Geo of InnovExplo, independent qualified persons under NI 43-101 guidelines, using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definition and Guidelines.

Additional technical information and details regarding verification of data, including sampling, analytical and test data underlying the information herein, is contained in the "Technical Report” - Technical report and mineral resource estimate for the Duparquet Project and Beattie mine tailings (according to Regulation 43-101 and Form 43-101F1) prepared by InnovExplo and published on July 5, 2012, with effective date May 22, 2012, which can be found under Clifton Star's profile on www.sedar.com and on the company web-site.

Qualified Persons

The PEA Study was prepared by leading independent industry engineering firms and consultants, all Qualified Persons under National Instruments 43-101, with the collaboration of the Clifton Star Resources Technical Group.

InnovExplo Inc.:

Resources estimation:

Carl Pelletier, BSc, P.Geo

Kenneth Williamson, MSc, P.Geo

Pit design, mine planning, financial analysis, mining operating and capital and operating costs:

Sylvie Poirier, P.Eng.

Laurent Roy, P.Eng.

P.J. Lafleur Géo-Conseil

Pit design and mine planning:

Pierre-Jean Lafleur, P.Eng

Dreisinger Consulting and Bateman (Tenova Mining and Minerals)

Metallurgical Process and Flowsheet

David Dreisinger, B.A.Sc., Ph.D., P.Eng.

Stavibel

Additional Information Environment, mine closure (Operating and Capital Cost Estimates)

Marc Arpin, M. Sc., M.Env., P.Geo.

The content of this news release has been reviewed and approved by Sylvie Poirier, P. Eng. and Carl Pelletier, BSc, P.Geo, Qualified Persons as defined by National Instrument 43-101.

The PEA report will be posted on Clifton Star's website at www.cfo-star.com and on SEDAR at www.sedar.com, within a 45 day period following this news release.

All other information previously released on Duparquet is also available on Clifton Star's website at www.cfo-star.com

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

www.cfo-star.com

  @cliftonstar1

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.